Exhibit 99.1

Ming Shing Group Holdings Limited Announces Resignation of Director and Addition to Board of Directors

Hong Kong, December 3, 2025 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Ming Shing announces the resignation of Wai Chun Chik as an independent director. Ms. Chik has indicated her resignation is for personal reasons and not due to any disagreement with the Company. Following the resignation of Ms. Chik, the Board of Directors appointed Ms. Qiuxian Qiao as chairman of the audit committee.

Ming Shing is pleased to announce the appointment of Tianhang Zhao to its Board of Directors as director of the Company. Ms. Zhao, age 36, has over 8 years of experience in business management. Her expertise will be pivotal to Ming Shing’s future business development.

“We are thankful to Wai Chun Chik’s service as independent director of the Company.” stated Wenjin Li, CEO of Ming Shing. “We are excited to welcome Tianhang Zhao to our Board of Directors. Ms. Zhao’s working experience in business management will enhance the Company’s corporate governance by providing oversight of the management.”

About Tianhang Zhao

Ms. Tianhang Zhao, age 36, has over 8 years of experience in business management. Since March 2016, Ms. Zhao has been the founder of Beijing Youpinjia Culture Media Company Limited. Ms. Zhao obtained a bachelor in electronic science and technology from Beijing University of Technology in 2012.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk